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Exhibit 12.1

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Income before extraordinary items	$590,442	$343,754	$401,057	$354,221	$272,100
Add:
Minority interest in income of majority owned subsidiaries	10,498	10,715	10,725	10,719	7,335
Distributed income from unconsolidated entities	37,811	51,740	45,948	30,169	29,903
Amortization of capitalized interest	1,886	1,702	1,323	724	396
Fixed Charges	688,236	699,751	735,662	660,121	492,191
Less:
Income from unconsolidated entities	(77,389)	(67,401)	(53,476)	(44,926)	(22,293)
Interest capitalization	(5,540)	(10,325)	(18,513)	(23,759)	(13,792)

Earnings	$1,245,944	$1,029,936	$1,122,726	$987,269	$765,840

Fixed Charges:
Portion of rents representative of the interest factor	5,030	4,932	4,951	4,901	4,831
Interest on indebtedness (including amortization of debt expense)	677,666	684,494	712,198	631,461	473,568
Interest capitalized	5,540	10,325	18,513	23,759	13,792

Fixed Charges	$688,236	$699,751	$735,662	$660,121	$492,191

Ratio of Earnings to Fixed Charges	1.81	1.47	1.53	1.50	1.56

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our unconsolidated joint ventures where no preference in favor of the other owners of the joint ventures exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issuance costs.

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  Exhibit 12.1
SIMON PROPERTY GROUP, L.P. Computation of Ratio of Earnings to Fixed Charges (in thousands)